February 6, 2019

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. John Cannarella
Ms. Jenifer Gallagher

Re:	Superior Drilling Products, Inc.
Form 10-K for the Fiscal Year ended December 31, 2017
Filed March 23, 2018
File No. 001-36453

Dear Mr. Cannarella and Ms. Gallagher:

This letter is in response to your letter dated December 4, 2018, to Superior Drilling Products, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “10-K”).

As discussed with Mr. Cannarella, the Company has been diligently working to provide the requested responses in your letter, but it has had a difficult time gathering all of the specifically requested information. The Company is nearing completion of its response and expects to be able to provide it on or before February 15, 2019. The Company appreciates the Staff’s patience as it works to complete this.

Please call the undersigned at (832) 876-5048 with any additional comments or questions you may have.

Very truly yours,

/s/ Christopher Cashion
Christopher Cashion
Chief Financial Officer